# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sphere Entertainment Co., CIK 0001795250
CUSIP: 55826T102
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Date of event which requires filing of this statement: 12/28/2024
Amends the filing with accession number 0001193125-20-119083
Filed by CIK 0000935761
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, NEW YORK, New York (NY), 10112, 212-408-2500; Quentin W. Wiest, Baker Botts L.L.P., 30 Rockefeller Plaza, NEW YORK, New York (NY), 10112, 212-408-2500

## Reporting persons
- Charles F. Dolan (CIK 0000935761): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James L. Dolan (CIK 0000933028): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 1,569,772; shared voting power 2,028,531; sole dispositive power 1,569,772; shared dispositive power 2,028,531; aggregate amount beneficially owned 3,598,303 (11.4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,679,397 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Thomas C. Dolan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 29,355; shared voting power 1,147,787; sole dispositive power 29,355; shared dispositive power 1,147,787; aggregate amount beneficially owned 1,177,142 (3.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,745,841 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,632; shared voting power 3,571,203; sole dispositive power 18,632; shared dispositive power 3,571,203; aggregate amount beneficially owned 3,589,835 (11.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,473,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne Dolan Weber: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 11,606; shared voting power 1,176,804; sole dispositive power 11,606; shared dispositive power 1,176,804; aggregate amount beneficially owned 1,188,410 (4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,770,176 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,419; shared voting power 1,479,738; sole dispositive power 10,419; shared dispositive power 1,479,738; aggregate amount beneficially owned 1,490,157 (4.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,499,148 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 192; shared voting power 3,557,722; sole dispositive power 192; shared dispositive power 3,557,722; aggregate amount beneficially owned 3,557,914 (11% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,345,153 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,453; shared voting power 4,049,409; sole dispositive power 3,453; shared dispositive power 4,049,409; aggregate amount beneficially owned 4,052,862 (12.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,880,761 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 46,607; shared voting power 1,449,077; sole dispositive power 46,607; shared dispositive power 1,449,077; aggregate amount beneficially owned 1,495,684 (4.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,486,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 474,339; shared voting power 0; sole dispositive power 474,339; shared dispositive power 0; aggregate amount beneficially owned 474,339 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,416,602 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,398,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO James L. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 960,498; shared voting power 0; sole dispositive power 960,498; shared dispositive power 0; aggregate amount beneficially owned 960,498 (3.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,950,598 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,053,283; shared voting power 0; sole dispositive power 1,053,283; shared dispositive power 0; aggregate amount beneficially owned 1,053,283 (3.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,820,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 659,208; shared voting power 0; sole dispositive power 659,208; shared dispositive power 0; aggregate amount beneficially owned 659,208 (2.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,214,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 621,308; shared voting power 0; sole dispositive power 621,308; shared dispositive power 0; aggregate amount beneficially owned 621,308 (2.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,252,164 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 653,144; shared voting power 0; sole dispositive power 653,144; shared dispositive power 0; aggregate amount beneficially owned 653,144 (2.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,220,328 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 568,248; shared voting power 0; sole dispositive power 568,248; shared dispositive power 0; aggregate amount beneficially owned 568,248 (1.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,305,224 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Ryan Dolan 1989 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,659; shared voting power 0; sole dispositive power 7,659; shared dispositive power 0; aggregate amount beneficially owned 7,659 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Tara Dolan 1989 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,659; shared voting power 0; sole dispositive power 7,659; shared dispositive power 0; aggregate amount beneficially owned 7,659 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 397,070; shared voting power 0; sole dispositive power 397,070; shared dispositive power 0; aggregate amount beneficially owned 397,070 (1.4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,525,070 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.01 per share
Name of issuer: Sphere Entertainment Co.
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Comment:
This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own all of the shares of Class B Common Stock of Sphere Entertainment Co., formerly Madison Square Garden Entertainment Corp. (the "Issuer"), par value $0.01 per share (the "Class B Common Stock"), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $0.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the "Reporting Persons") to, among other things, report changes to the Reporting Persons' beneficial ownership of Class A Common Stock as a result of certain matters described in Item 4.

The Schedule 13D (the "Schedule") filed by the original Reporting Persons on April 24, 2020 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 filed on March 30, 2021 ("Amendment No. 1"), Amendment No. 2 filed on July 14, 2021 ("Amendment No. 2") and Amendment No. 3 filed on March 1, 2024 ("Amendment No. 3"), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 4.

## Item 2. Identity and Background
Name of person filing:
The disclosure in Item 2(a) is hereby amended to read in its entirety as follows:

(a) The names of the Reporting Persons who are Group Members are: James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the "Dolan Children Trusts" and individually, a "Dolan Children Trust"), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; the Ryan Dolan 1989 Trust; the Tara Dolan 1989 Trust; and the Charles F. Dolan 2009 Revocable Trust (the "CFD 2009 Trust"). The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the "2009 Family Trusts" and individually, a "2009 Family Trust"), Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts, and Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan. Charles F. Dolan passed away on December 28, 2024 and is no longer a Group Member.
Residence or business address: The disclosure in Item 2(b) is hereby amended to remove information related to Charles F. Dolan.
Present principal occupation or employment: The disclosure in Item 2(c) is hereby amended to remove information related to Charles F. Dolan.
Criminal convictions in the last five years: See the Original Schedule 13D, as amended.
Civil proceedings (securities laws) in the last five years: See the Original Schedule 13D, as amended.
Citizenship: See the Original Schedule 13D, as amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

The information contained in Item 4 of this Amendment No. 4 is incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby amended by adding the following at the end thereof:

Charles F. Dolan passed away on December 28, 2024. As a result, as described in Exhibit A to Amendment No. 3, each child of Charles F. Dolan has the power to appoint additional or successor Trustees, including himself or herself, and to remove Trustees with respect to the 2009 Family Trust for his or her benefit. Accordingly, James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney may each be deemed to beneficially own the shares owned of record by the 2009 Family Trust for his or her benefit (as reflected in Items 7 through 13 of each such person's cover page to this Amendment No. 4). Each of them disclaims beneficial ownership of the shares of Class A Common Stock and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trust for his or her benefit. Further, Brian G. Sweeney may be deemed to beneficially own the shares owned of record by the 2009 Family Trust for the benefit of his spouse, Deborah A. Dolan-Sweeney, and he disclaims beneficial ownership of the shares of Class A Common Stock and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trust for the benefit of his spouse.

On March 4 2024, Mr. James Dolan purchased an aggregate of 110,156 shares of Class A Common Stock for investment purposes with personal funds. The aggregate purchase price of the shares of was $5,164,267.50, including brokerage commissions. On March 11, 2024, Mr. James Dolan exercised options to purchase 184,150 shares of Class A Common Stock for investment purposes with personal funds. The aggregate exercise price of the options was $8,815,260.50. On September 13, 2024, Mr. James Dolan acquired 84,587 shares of Class A Common Stock following the vesting and settlement of restricted stock units and performance restricted stock units granted to him.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) and (b) is hereby amended and supplemented as follows:

(a) and (b) As of December 31, 2024, the Group Members may be deemed to beneficially own an aggregate of 8,829,140 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,962,386 shares of Class A Common Stock (inclusive of exercisable options and shares held by the Dolan Family Foundation, for which certain Group Members serve as a director), and (ii) 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 24.4% of the total shares of the Issuer's common stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders' Agreement (as previously defined in the Schedule 13D). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 58,744 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that each such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 28,926,507 outstanding shares of Class A Common Stock as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on November 12, 2024.

The information contained in Item 4 of this Amendment No. 4 is incorporated by reference.

See the responses to Items 7 through 13 of each cover page to this Amendment No. 4, which are incorporated by reference and provide updated information about the Reporting Persons' beneficial ownership as of December
31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: See the Original Schedule 13D, as amended.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: None, except as described herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the Original Schedule 13D, as amended.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby amended by adding the following Exhibit B.4 in appropriate numerical order:

Exhibit B.4: Joint Filing Agreement, dated December 31, 2024

## Signatures
- Charles F. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Charles F. Dolan (12/31/2024)
- James L. Dolan: /s/ James L. Dolan, James L. Dolan (12/31/2024)
- Thomas C. Dolan: /s/ Thomas C. Dolan, Thomas C. Dolan (12/31/2024)
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: by Brian G. Sweeney as Attorney-in-Fact, Kathleen M. Dolan (12/31/2024)
- Marianne Dolan Weber: by Brian G. Sweeney as Attorney-in-Fact, MarianneDolanWeber (12/31/2024)
- Deborah A. Dolan-Sweeney: by Brian G. Sweeney as Attorney-in-Fact, DeborahA. Dolan-Sweeney (12/31/2024)
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts: by Brian G. Sweeney as Attorney-in-Fact, Corby Dolan Leinauer (12/31/2024)
- Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts: by Brian G. Sweeney as Attorney-in-Fact, Mary S. Dolan (12/31/2024)
- Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Paul J. Dolan (12/31/2024)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Kathleen M. Dolan, Trustee (12/31/2024)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Paul J. Dolan, Trustee (12/31/2024)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: by Brian G. Sweeney as Attorney-in-Fact, Kathleen M. Dolan, Trustee (12/31/2024)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: by Brian G. Sweeney as Attorney-in-Fact, Mary S. Dolan, Trustee (12/31/2024)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: by Brian G. Sweeney as Attorney-in-Fact, Kathleen M. Dolan, Trustee (12/31/2024)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: by Brian G. Sweeney as Attorney-in-Fact, Matthew J. Dolan, Trustee (12/31/2024)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Kathleen M. Dolan, Trustee (12/31/2024)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Matthew J. Dolan, Trustee (12/31/2024)
- Charles F. Dolan Children Trust FBO James L. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Kathleen M. Dolan, Trustee (12/31/2024)
- Charles F. Dolan Children Trust FBO James L. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Paul J. Dolan, Trustee (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Mary S. Dolan, Trustee (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Corby Dolan Leinauer, Trustee (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Mary S. Dolan, Trustee (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Corby Dolan Leinauer, Trustee (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Mary S. Dolan, Trustee (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: by Brian G. Sweeney as Attorney-in-Fact, Corby Dolan Leinauer, Trustee (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber: by Brian G. Sweeney as Attorney-in-Fact, Mary S. Dolan, Trustee (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber: by Brian G. Sweeney as Attorney-in-Fact, Corby Dolan Leinauer, Trustee (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: by Brian G. Sweeney as Attorney-in-Fact, Mary S. Dolan, Trustee (12/31/2024)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: by Brian G. Sweeney as Attorney-in-Fact, Corby Dolan Leinauer, Trustee (12/31/2024)
- Ryan Dolan 1989 Trust: by Brian G. Sweeney as Attorney-in-Fact, Kathleen M. Dolan, Trustee (12/31/2024)
- Tara Dolan 1989 Trust: by Brian G. Sweeney as Attorney-in-Fact, Kathleen M. Dolan, Trustee (12/31/2024)
- Charles F. Dolan 2009 Revocable Trust: /s/ Brian G. Sweeney, Brian G. Sweeney, Trustee (12/31/2024)
Comment: By:/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact